This filing consists of information distributed by Peoples Energy Corporation to its employees through its intranet website on July 10, 2006.

Tips on Managing Through the Transition

The Announcement. WPS Resources and Peoples Energy announced that the two companies will combine to create a leading diversified energy company serving the Midwest, Northeast U.S., and Canada. Pending regulatory approval, the transaction is expected to be completed in the first quarter of calendar year 2007.

A consolidating industry is driving the combination. By creating a more diversified regulated utility business, the combined company will be better positioned to compete in a consolidating industry in which size and scale matter. In addition, our complementary non-regulated businesses will provide additional growth opportunities. This business profile will ensure we maintain strong credit ratings, which is a key financial and strategic objective.

You’ll still have a job tomorrow. Remember, there will be little change until the agreement receives regulatory approval, which is projected to occur at some point during the first quarter of calendar year 2007. An integration plan will be developed between now and year-end to guide the companies’ transition. We do know that the combined company will need quality employees from both organizations and that new opportunities will be created.

Union agreements will be honored. The combined companies will work closely with all employees to build the company moving forward and that union members are a key part of our future.

Some change will happen. As we move through the integration process, change is inevitable. The combined companies’ headquarters will be located in Chicago. We do not anticipate major decreases in field operations staff, but where there are duplicative functions in headquarters and shared-service functions, some reductions may have to be considered. Other staffing level changes will depend on the design of the combined organization. We also anticipate a number of career opportunities will develop for employees across the combined organization.

We’ll do everything we can to help those that are affected. When the time comes, we will treat affected employees with fairness and integrity and provide appropriate assistance to help them in the transition, which won’t occur until the merger receives regulatory approvals and closes.

When we get new information, we’ll share it. We wanted to be the first to share the news of the merger with you, but a media leak prevented that. Moving forward, we will do our best to share new information as it becomes available. If you have questions, talk to your immediate supervisor. If they don’t have an answer, we have put a mechanism in place for them to get the latest information. You can also post questions to a new location on PeoplesNet where updated answers will be posted regularly.

Change is stressful, even if it’s positive. We recognize that you will have questions about how the combination of the two companies will affect your job and your future with the company. That’s why we’ve tried to provide as much information as we can from the start. We are committed to keeping you informed throughout the process.

Keep an open mind. New ideas or ways of doing things can be seen as a threat or an opportunity. If your natural instinct to change is resistance or skepticism, try withholding judgment to see if the change might create a new opportunity or make things better, easier, faster or more effective. The future holds many exciting new opportunities.

What You Bring to the Table

Your talent and commitment. Your energy, talent, commitment and contribution to the company is why we’re here today. Please keep it up. Remember, the combined company will need talented employees from both organizations to continue to grow and be successful. Thank you in advance for your hard work and contribution. We could not do this without you!

Patience and support. We know you have many questions about how this will affect you and your family. Please remember that change doesn’t happen overnight and there are many milestones to reach before we combine the two companies. We ask for your patience as we move through the process. We promise to keep you updated as frequently as possible.

Keep informed. Change is easier to manage if you know what to expect. Our job is to keep you informed, and your job is to keep yourself informed by reading, listening, and asking questions on a regular basis. So visit PeoplesNet and see what questions and answers are being posted regularly. And talk to your immediate supervisor whenever you have a question.

Your ideas. If you have an opportunity to get involved in the transition, do so. Even if you’re not directly involved, your input and ideas are valued. Please share them with your immediate supervisor or send them via e-mail or voicemail.

Communication. Help us share the message with colleagues, customers, family, friends and community members. Read the materials we’ve provided and help us communicate the right information.

Your continued focus on the customer. Remember, our customers are still counting on us to provide reliable service. Please continue to do the best you can every day at your job.

For more information:

• Talk to your manager. If he or she doesn’t have an answer right away, they’ll have the resources to get one.

 • Go to PeoplesNet where information will be posted and updated, including a special question-and-answer section will be posted on PeoplesNet

• Go to the WPS Resources Web site at http://www.wpsr.com